

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 5, 2015

Terry R. Gerhart
Chief Executive Officer
Noble Midstream Partners LP
1001 Noble Energy Way
Houston, TX 77070

> **Re:** **Noble Midstream Partners LP**
> **Registration Statement on Form S-1**
> **Filed October 22, 2015**
> **File No. 333-207560**

Dear Mr. Gerhart:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have received your application for confidential treatment and will separately issue comments regarding that application.

Cash Distribution Policy and Restrictions on Distributions, page 60

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending December 31, 2016

2. We note your estimated quarterly distributable cash flow will vary between $10.1 million and $15.3 million for the twelve months ending December 31, 2016. Please tell us whether you expect your quarterly distributable cash flow to be sufficient to pay the full projected minimum quarterly distribution on all of your common units and subordinated

units for each fiscal quarter. To the extent relevant, please include an analysis of how you intend to address any overage or shortfall with respect to your projected distribution.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions regarding comments on the financial statements and related matters, you may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Michael Fay, Staff Accountant, at (202) 551-3812. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: George J. Vlahakos
        Andrews Kurth LLP